UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd._________

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____August 18, 2004______________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 29, 2004

Item 3: Press Release

A Press release dated and issued July 29, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Management is pleased to announce that CanAlaska Ventures Ltd. has been granted a new gold exploration permit in New Zealand.

Item 5: Full Description of Material Change

See attached News Release.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____July 29, 2004___________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CANALASKA GRANTED MT MITCHELL LICENSE, NEW ZEALAND

Management is pleased to announce that CanAlaska Ventures Ltd (CVV: TSX) has been granted a new gold exploration permit in New Zealand.  The "Mt. Mitchell" project is in Northland,  and covers 61.7 sq km,  approximately 25 km north-north west of Wangarei. The licence covers an extensive epithermal gold-silver system, centred on a previously drill tested gold target at Mount Mitchell. The Mt Mitchell Project is a well recognized gold target, and was formerly known as the PuhiPuhi Exploration permit when held by Macraes Mining ( now Oceana Gold).

Mr. Peter Dasler, P.Geo., President of CanAlaska Ventures Limited is traveling to New Zealand to plan upcoming exploration programs at Mt Mitchell as well as on the five other licenses granted to CanAlaska by the New Zealand Government. He will also be  reviewing other licenses for possible future acquisition by the Company.

Geology and Gold Mineralization

Mt Mitchell hosts a relatively young, well preserved hydrothermal system with identified vein and disseminated gold mineralization.  Exploration in the 1980' s by various groups discovered hydrothermal breccia dikes, mineralized sinters and quartz veins with anomalous arsenic, antimony and silver, within extensive areas of brecciation and clay alteration. Host rocks are greywackes, silstones, shales and cherts, with nearby rhyolite domes. A portion of the system is overlain by basalt flows, which locally show extensive alteration at their base, This alteration indicates further extensions of the know gold mineralization at shallow depths.  Several scientific papers have been published describing the project area as a classic, gold-rich, epithermal system

Drill intersections in limited exploration programs by BHP Mineralsin 1987-8 included one intersection of 18 metres averaging 3.38 gm/t gold, including 10metres averaging 5.3 gm/t Au and 2 metres @ 17 g/t gold (hole 87-PPRC-6).  Further geological work, and modeling of this mineralization, using mapping, soil sampling and IP surveys, indicates extensions to this zone of mineralization, as well as other nearby targets.CanAlaska believes that its New Zealand gold projects have significant potential to host economic gold mineralization.  The majority of CanAlaska's exploration efforts will be directed to the west Coast of the South Island, where in excess of 10 million ounces of Placer gold were recovered in the past.  The primary targets are granite related stockworks.  Mt Mitchell is CanAlaska only North island target, but past exploration success, rank it as high priority.   Recent national and local government initiatives provide CanAlaska with the incentive to re-start exploration efforts in these areas which historically provided exceptional opportunities for gold mining, but have suffered a decades of neglect.

About CanAlaska

CanAlaska is a diversified mineral exploration company with projects in New Zealand, Alaska, British Columbia, Labrador, Ontario and Quebec Management's objective is to maintain attractive capital structure by creating shareholder wealth through the exploration and joint venture development of diversified mineral projects on an international scale. The company is currently negotiating on various precious metal and base metal projects in Canada, United States, and New Zealand.

For further information, please contact our Investor Relations Department Toll Free at 1-800-667-1870.

On behalf of the board of directors

Peter Dasler, P.Geo.

President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:

CUSIP#137089108